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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

CVR Refining, LP
(Name of Subject Company)

CVR Refining, LP
(Name of Person Filing Statement)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

12663P 107
(CUSIP Number of Class of Securities)

David L. Lamp
CVR Refining, LP
2277 Plaza Drive, Suite 500
Sugar Land, Texas 77479
(281) 207-3200
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:
John R. Walter Allen G. Jones CVR Refining, LP 10 East Cambridge Circle Drive, Suite 250 Kansas City, Kansas 66103 (913) 982-0465	Jack Bowling B. Scott Gootee Stinson Leonard Street LLP 1201 Walnut Street, Suite 2900 Kansas City, Missouri 64106 (816) 691-2314

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.    Subject Company Information.

  (a)
  Name and Address.

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this "Schedule 14D-9") relates is CVR Refining, LP, a Delaware limited partnership (which we refer to as "CVR Refining," the "Partnership" or "we"). CVR Refining's principal executive offices are located at 2277 Plaza Drive, Suite 500, Sugar Land, Texas 77479 and its telephone number is (281) 207-3200.

  (b)
  Securities.

        The title of the class of equity securities to which this Schedule 14D-9 relates is the Partnership's common units representing limited partner interests (which we refer to as "Common Units"). As of May 25, 2018, the latest practicable date prior to the filing of this Schedule 14D-9, there were 147,600,000 Common Units outstanding.

Item 2.    Identity and Background of Filing Person.

  (a)
  Name and Address.

        The name, business address and business telephone number of CVR Refining, which is the subject company and the person filing this Schedule 14D-9, are set forth in Item 1. "Subject Company Information—Name and Address" above.

  (b)
  Exchange Offer.

        This Schedule 14D-9 relates to the exchange offer by CVR Energy, Inc., a Delaware corporation (which we refer to as "CVI"), to exchange, subject to certain conditions, including the satisfaction of the "minimum tender condition," as defined below, up to 37,154,236 of the outstanding Common Units not otherwise directly or indirectly owned by CVI and its affiliates, in exchange for 0.6335 shares of CVI common stock, $0.01 par value per share per one Common Unit exchanged (which we refer to as the "Offer Consideration"), upon the terms and subject to the conditions set forth in the Prospectus/Offer to Exchange, dated May 29, 2018 (as it may be amended or supplemented from time to time, the "Prospectus/Offer to Exchange"), which is part of a Registration Statement on Form S-4 (which we refer to as the "Form S-4") that CVI has filed on May 29, 2018, and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal" which, together with the Prospectus/Offer to Exchange, Form S-4 and other related materials, as each may be amended or supplemented from time to time, constitutes the "Offer"). The Prospectus/Offer to Exchange and the Letter of Transmittal are being mailed to the Partnership's limited partners together with this Schedule 14D-9 and are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission (the "SEC") on May 29, 2018 by CVI (together with any amendments and supplements thereto, the "Schedule TO").

        The information contained herein summarizes certain information contained in the Form S-4 and Schedule TO. Each holder of Common Units should review the Form S-4 and Schedule TO in their entirety.

        The purpose of the Offer for CVI is to increase its ownership in CVR Refining.

        As of the date of this Schedule 14D-9, CVI and entities affiliated with CVI (including affiliates of Icahn Enterprises L.P.) beneficially owned approximately 69.8% of the Common Units. Assuming the maximum number of 37,154,236 Common Units are validly tendered, and are exchanged in the Offer, CVI and its affiliates (including affiliates of Icahn Enterprises L.P.) will beneficially own approximately 95% of the outstanding Common Units of CVR Refining.

        If the minimum tender condition is satisfied, CVI and its affiliates (including affiliates of Icahn Enterprises L.P.) will hold more than 80% of the outstanding Common Units of CVR Refining, which would permit CVR Refining GP, LLC, a Delaware limited liability company (the "General Partner") and its affiliates to exercise the call right existing under CVR Refining's limited partnership agreement.

        Accordingly, the General Partner and its affiliates will be entitled to exercise this call right after the consummation of the Offer. Pursuant to the partnership agreement, the General Partner is not obligated to obtain a fairness opinion regarding the value of the Common Units of CVR Refining to be repurchased by it upon exercise of the call right. Pursuant to the partnership agreement, the General Partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise the call right. The General Partner and its affiliates (including CVI and Icahn Enterprises L.P. and its affiliates) have stated that they have no current plans to exercise the call right at this time or upon the consummation of the Offer. However, there can be no assurance that the General Partner and its affiliates will not exercise the call right in the future.

        CVI's and Icahn Enterprises L.P.'s interest in the Offer may be different from those limited partners of the Partnership being asked to exchange their Common Units. If a limited partner of the Partnership's Common Units are exchanged in the Offer, such limited partner will cease to have any direct interest in CVR Refining with respect to such Common Units, and will not have the opportunity to directly participate in the future earnings or growth of CVR Refining, as a limited partner of CVR Refining, but such limited partner will participate indirectly in the performance of CVR Refining to the extent of such limited partner's ownership of shares of CVI common stock and its ownership of Common Units of CVR Refining.

        However, if a limited partner of the Partnership exchanges its Common Units, such limited partner will participate directly in the performance of CVI as a stockholder of CVI, including any future premium that may be received by stockholders of CVI in connection with a sale or other corporate transaction.

        Such limited partner will also own shares of a corporation rather than common units in a master limited partnership.

        Notwithstanding any other provision of the Offer, CVI is not required to accept for exchange or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (relating to CVI's obligation to pay for or return Common Units tendered for exchange promptly after termination or expiration of the Offer), exchange any Common Units, and may terminate or amend the Offer, if, at the expiration time, the following conditions have not been satisfied or, to the extent legally permissible, waived:

  •
  the "registration statement condition"—the Form S-4 shall have become effective under the Securities Act of 1933, as amended (the "Securities Act"), no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC, and CVI shall have received all necessary state securities law or "blue sky" authorizations, if any.

  •
  the "stockholder approval condition"—CVI's stockholders shall have approved, as and to the extent required by the New York Stock Exchange, the issuance of the shares of CVI's common stock pursuant to the Offer. As of the date of this Schedule 14D-9, Icahn Enterprises L.P. and its affiliates owned approximately 82.0% of the outstanding common stock of CVI and intend to approve the issuance of the shares of CVI common stock pursuant to the Offer.

  •
  the "minimum tender condition"—a sufficient number of Common Units shall have been validly tendered and not properly withdrawn such that, following consummation of the Offer, the General Partner and entities affiliated with the General Partner will own more than 80% of the Common Units of CVR Refining. As of the date of this Schedule 14D-9 a minimum of

    15,014,237 Common Units shall be validly tendered and not properly withdrawn to satisfy the minimum tender condition.

  •
  the "listing condition"—the shares of CVI common stock to be issued pursuant to the Offer shall have been authorized for listing on the New York Stock Exchange, subject to official notice of issuance.

  •
  there shall not have occurred any change in the general political, market, economic or financial conditions in the United States or abroad that CVI deems is reasonably likely to materially and adversely affect the business of CVR Refining or the trading in the Common Units, including, but not limited to, the following: (i) any general suspension of, or general limitation on prices for, or trading in, securities on any national securities exchange in the United States; (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation (whether or not mandatory) by any governmental agency or authority on, or any other event that, in CVI's reasonable judgment, could reasonably be expected to adversely affect, the extension of credit by banks or other financial institutions in the United States; (iii) the commencement or escalation of a war, armed hostilities, terrorism, or other similar national or international calamity directly or indirectly involving the United States; or (iv) in the case of any of the foregoing existing at the time of the commencement of the Offer, in CVI's reasonable judgment, a material acceleration or worsening thereof.

  •
  there shall not have occurred any change (or condition, event or development involving a prospective change) in the business, properties, assets, liabilities, capitalization, stockholders' equity, financial condition, operations, licenses, results of operations or prospects of CVR Refining or any of its subsidiaries or affiliates, taken as a whole, that, in CVI's reasonable judgment, does or is reasonably likely to have a materially adverse effect on CVR Refining or any of its subsidiaries or affiliates, taken as a whole, or CVI has become aware of any fact that, in CVI's reasonable judgment, does or is reasonably likely to have a material adverse effect on the value of the Common Units.

  •
  there shall not have been threatened in writing, instituted, or pending any action, proceeding, application or counterclaim by or before any court or governmental, administrative or regulatory agency or authority, domestic or foreign, or any other person or tribunal, domestic or foreign, which: (i) challenges or seeks to challenge, restrain, prohibit or delay the making of the Offer, the acquisition by CVI of the Common Units in the Offer, or any other matter relating to the Offer, or seeks to obtain any material damages or otherwise relating to the transactions contemplated by the Offer; (ii) seeks to make the exchange of some or all of the Common Units pursuant to the Offer illegal or results in a delay in CVI's ability to accept for exchange some or all of the Common Units; (iii) seeks to impose limitations on CVI's ability (or any affiliate of CVI's) to acquire or hold or to exercise full rights of ownership of the Common Units, including, but not limited to, the right to vote the Common Units purchased by CVI on all matters properly presented to the limited partners of CVR Refining; or (iv) otherwise could reasonably be expected to materially adversely affect the business, properties, assets, liabilities, capitalization, stockholders' equity, financial condition, operations, licenses, results of operations or prospects of CVR Refining or any of its subsidiaries or affiliates, taken as a whole, or the value of the Common Units.

  •
  there shall not have been any action taken or any statute, rule, regulation, judgment, decree, injunction or order (preliminary, permanent or otherwise) proposed, sought, enacted, entered, promulgated, enforced or deemed to be applicable to the Offer or CVI, CVR Refining or any of their respective subsidiaries or affiliates, by any court, government or governmental agency or other regulatory or administrative authority, domestic or foreign, which, in CVI's reasonable judgment: (i) indicates that any approval or other action of any such court, agency or authority may be required in connection with the Offer or the exchange of Common Units thereunder; (ii) could reasonably be expected to prohibit, restrict or delay consummation of the Offer; or (iii) otherwise could reasonably be expected to materially adversely affect the business, properties, assets, liabilities, capitalization, stockholders' equity, financial condition, operations, licenses or results of operations of CVR Refining or any of its subsidiaries or affiliates, taken as a whole.

  •
  CVI learns that: (i) any person, entity or group has filed a Notification and Report Form under the HSR Act, reflecting an intent to acquire CVR Refining or any of the Common Units, or has made a public announcement reflecting an intent to acquire CVR Refining or any of its subsidiaries or any of its or their respective assets or securities; or (ii) a tender or exchange offer for any or all of the outstanding Common Units (other than this Offer), or any merger, acquisition, business combination or other similar transaction with or involving CVR Refining or any subsidiary, has been proposed, announced or made by any person or entity or has been publicly disclosed.

  •
  any approval, permit, authorization, favorable review or consent of any governmental entity, required to be obtained in connection with the Offer has not been obtained on terms satisfactory to CVI in CVI's reasonable discretion.

  •
  legislation amending the Internal Revenue Code of 1986, as amended, becomes effective and would, in CVI's reasonable judgment, change the tax consequences of the Offer in any manner that would adversely affect CVI or any of CVI's respective affiliates.

        The satisfaction or existence of any of the conditions to the Offer will be determined by CVI in its sole discretion. These conditions are for the sole benefit of CVI and its affiliates and may be asserted by CVI in its sole discretion regardless of the circumstances giving rise to any of these conditions or may be waived (to the extent legally permissible) by CVI in its sole discretion in whole or in part at any time or from time to time before the expiration time (provided that all conditions to the Offer must be satisfied or waived prior to the expiration time). CVI expressly reserves the right to waive any of the conditions to the Offer (to the extent legally permissible) and to make any change in the terms of or conditions to the Offer. CVI 's failure at any time to exercise its rights under any of these conditions will not be deemed a waiver of any such right. The waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Each such right will be deemed an ongoing right which may be asserted at any time or from time to time, except that any such right may not be asserted after the expiration time. Any determination made by CVI concerning the events described in the section "The Offer—Conditions to the Offer" contained in the Prospectus/Offer to Exchange will be final and binding upon all parties, subject to the tendering limited partner's right to bring any dispute with respect thereto before a court of competent jurisdiction.

        The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Prospectus/Offer to Exchange.

        According to the Prospectus/Offer to Exchange, the principal office of CVI is located at 2277 Plaza Drive, Suite 500, Sugar Land, Texas 77479, and its telephone number is (281) 207-3200.

        The information relating to the Offer, including the Prospectus/Offer to Exchange, the Form S-4, the Letter of Transmittal and related documents and this Schedule 14D-9, including the exhibits hereto and the documents incorporated herein by reference, can be obtained without charge from the SEC's website at www.sec.gov.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        To our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) the Partnership or any of its affiliates, on the one hand and (ii) (x) any of the executive officers or directors of the General Partner or affiliates of the Partnership, or (y) CVI or any of its executive officers, directors or affiliates, on the other hand, except as set forth or incorporated by reference in this Schedule 14D-9 and except for agreements, arrangements or understandings and actual or potential conflicts of interests described in: (A) the sections entitled "Item 1A. Risk Factors—Risks Inherent in our Limited Partnership Structure and Common Units," "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," "Item 10. Directors, Executive Officers and Corporate Governance," "Item 11. Executive Compensation," "Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Unitholder Matters," "Item 13. Certain Relationships and Related Transactions, and Director Independence," and "Notes to the Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015—Note 15. Related Party Transactions" in the Annual Report on Form 10-K filed by the Partnership with the SEC on February 26, 2018 (the "Form 10-K"), which information is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference; (B) the sections entitled "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations—Agreements with Affiliates," "Notes to the Condensed Consolidated Financial Statements for the quarter ended March 31, 2018—Note 15. Related-Party Transactions" and "—Note 16. Subsequent Events" in the Quarterly Report on Form 10-Q filed by the Partnership with the SEC on April 27, 2018 (the "Form 10-Q"), which information is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference. The Form 10-K and Form 10-Q can be obtained without charge from the SEC's website at www.sec.gov.

Item 4.    The Solicitation or Recommendation.

        None of the Board of Directors of the General Partner (the "Board") (or any committee thereof), the General Partner or the Partnership is making any recommendation to any limited partner of the Partnership as to whether to exchange or refrain from exchanging any Common Units or as to the Offer Consideration at which limited partners of the Partnership may choose to exchange their Common Units. We have not authorized any person to make any such recommendation. The Board (including any committee thereof), the General Partner and the Partnership are expressing no opinion as to whether the limited partners of the Partnership should exchange their Common Units pursuant to the Offer and are remaining neutral with respect to the Offer. Limited partners of the Partnership should carefully evaluate the Offer based on all publicly available information of the Partnership, including without limitation, the factors described below. Limited partners of the Partnership are also urged to consult with their legal and tax advisors to determine the consequences to them of participating or not participating in the Offer, and should make their own decisions about whether to exchange Common Units in the Offer and, if so, how many Common Units to exchange. In doing so, limited partners of the Partnership should read carefully the information in the Prospectus/Offer to Exchange and in the related Letter of Transmittal.

  (a)
  Background of Offer

        On May 17, 2018, representatives of CVI met with representatives of CVR Refining and discussed preliminarily the merits of CVI possibly conducting an exchange offer for the Common Units.

        On May 24, 2018, the Board of the General Partner met and discussed the terms of the contemplated Offer.

        On May 28, 2018, the Board of the General Partner determined that neither the Board, the General Partner nor the Partnership would make any recommendation regarding the Offer.

        On May 29, 2018, CVI filed the registration statement and the Schedule TO.

  (b)
  Reasons for Recommendation

        Neither the Board (including any committee thereof), the General Partner nor the Partnership takes any responsibility for the Offer. The Board, the General Partner and the Partnership believe that each limited partner of the Partnership's decision on whether or not to exchange their Common Units and, if so, how many Common Units to exchange, is a personal investment decision dependent upon each individual limited partner's particular investment objectives and circumstances and their own consideration and evaluation of all of the Partnership's publicly available information, including without limitation, the factors described in this Item 4.

  (c)
  Intent to Exchange

        After reasonable inquiry and to the knowledge of the Partnership, certain of the executive officers and directors of the General Partner and CVI intend to exchange Common Units held of record or beneficially owned by them pursuant to the Offer, and none of the entities affiliated with or subsidiaries of the Partnership intend to exchange Common Units held of record or beneficially owned by them pursuant to the Offer. CVR Refining Holdings, LLC, an indirect, wholly-owned subsidiary of CVI, owner of 100% of the Partnership's noneconomic general partner interest and approximately 66% of the Partnership's outstanding Common Units and Icahn Enterprises Holdings L.P. and American Entertainment Properties Corp., each an affiliate of Icahn Enterprises L.P. and CVI, direct owners of approximately 2.5% and 1.4% of the Partnership's outstanding Common Units, respectively, all do not intend to exchange any of their Common Units in the Offer.

Item 5.    Person/Assets Retained, Employed, Compensated or Used.

        Neither the Partnership nor any person acting on its behalf has or currently intends to directly or indirectly employ, retain or compensate any person to make solicitations or recommendations to the Partnership's limited partners on its behalf with respect to the Offer.

Item 6.    Interest in Securities of the Subject Company.

        During the past 60 days, no transactions with respect to Common Units have been effected by the Partnership or, to the Partnership's knowledge, any of the directors or executive officers of the General Partner, or the affiliates or subsidiaries of the Partnership.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated by reference in this Schedule 14D-9, the Partnership is not undertaking or engaged in any negotiations in response to the Offer that relate to:

  •
  a tender offer or other acquisition of the Partnership's securities by the Partnership, any subsidiary of the Partnership or any other person; or

  •
  (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership or any subsidiary of the Partnership, (ii) any purchase, sale or transfer of a material amount of assets of the Partnership or any subsidiary of the Partnership, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.

        Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.    Additional Information.

Conditions of the Offer

        The information set forth in the Section titled—"Conditions of the Offer" of the Prospectus/Offer to Exchange, which is filed as Exhibit (a)(4) of Schedule TO, is incorporated herein by reference.

Legal Proceedings

        As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Offer.

Limited Call Right

        Pursuant to the partnership agreement, once the General Partner and entities affiliated with the General Partner own more than 80% of the Common Units, the General Partner and its affiliates will have the right, but not the obligation, to purchase all, but not less than all, of the Common Units held by unaffiliated limited partners of CVR Refining at a price not less than their then-current market price, as calculated pursuant to the terms of the partnership agreement.

        Accordingly, the General Partner and its affiliates will be entitled to exercise this call right after the consummation of the Offer. Pursuant to the partnership agreement, the General Partner is not obligated to obtain a fairness opinion regarding the value of the Common Units to be repurchased by it upon exercise of the call right. Pursuant to the partnership agreement, the General Partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise the call right. The General Partner and its affiliates (including CVI and Icahn Enterprises L.P. and its affiliates) have stated that they have no current plans to exercise the call right at this time or upon the consummation of the Offer. However there can be no assurance that the General Partner and its affiliates will not exercise the call right in the future.

Annual and Quarterly Reports

        For additional information regarding the business and the financial results and condition of the Partnership, please see the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 2017 filed with the SEC, the Partnership's Quarterly Report on Form 10-Q filed by the Partnership with the SEC on April 27, 2018 and other Partnership filings made with the SEC.

Cautionary Note Regarding Forward-Looking Statements

        This Schedule 14D-9 and the materials filed herewith or incorporated by reference herein include forward-looking statements. In particular, any statements that do not relate to historical or current facts constitute forward-looking statements, including, without limitation, financial projections, statements concerning activities, events or developments that the Partnership expects, believes or anticipates will or may occur in the future and statements relating to the completion of the Offer. Forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "see," "will," "would," "target," similar expressions, and variations or negatives of these words. Forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the Offer. The inclusion of such statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that: (1) conditions to the closing of the Offer may not be satisfied or waived on a timely basis or otherwise;

(2) the Offer may involve unexpected costs, liabilities or delays; (3) the business of the Partnership may suffer as a result of uncertainty surrounding the Offer; (4) legal proceedings may be initiated related to the Offer and the outcome of any legal proceedings related to the Offer may be adverse to the Partnership; and (5) there are uncertainties as to how many of the Partnership's limited partners will exchange their Common Units in the Offer and other risks to consummation of the Offer, including the risk that the Offer will not be consummated within the expected time period or at all; and the risks described in its periodic reports filed with the SEC, including, but not limited to, "Risk Factors" in Item 1A and "Forward-Looking Statements" under Item 7 of its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and subsequent periodic reports containing updated disclosures of such risks. Such risks include, without limitation: the Partnership's ability to generate sufficient cash flow from operations and obtain sufficient financing to continue its operations and pay its obligations, conditions in the industry sectors that the Partnership serves, the Partnership's ability to protect Partnership data or information systems from security breaches and cyber-attacks, technological advances and competitive factors in the markets in which the Partnership competes, and volatility in foreign exchange rates. Forward-looking statements speak only as of the date the statement was made. However, the Partnership will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with the Partnership's obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

Item 9.    Exhibits.

(a)(1)	Prospectus/Offer to Exchange, dated May 29, 2018 (incorporated by reference to Exhibit (a)(4) to the Schedule TO of CVI, filed with the SEC on May 29, 2018).

(a)(2)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of CVI, filed with the SEC on May 29, 2018).

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of CVI, filed with the SEC on May 29, 2018).

(a)(4)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO of CVI, filed with the SEC on May 29, 2018).

(a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO of CVI, filed with the SEC on May 29, 2018).

(a)(6)	Press Release (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO of CVI, filed with the SEC on May 29, 2018).

(e)(1)	Excerpts from the Annual Report of the Partnership on Form 10-K filed with the SEC (File No. 001-35781) on February 26, 2018.*

(e)(2)	Excerpts from the Quarterly Report of the Partnership on Form 10-Q for the quarterly period ended March 31, 2018 and filed with the SEC (File No. 001-35781) on April 27, 2018.*

*
Incorporated by reference as provided in Item 3 hereto.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

CVR REFINING, LP
By:	CVR Refining GP, LLC, its general partner
By:	/s/ DAVID L. LAMP
	Name:	David L. Lamp
	Title:	President and Chief Executive Officer

Dated: May 29, 2018